

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 19, 2023

Steven Richards
Chief Executive Officer
Shimmick Corporation
530 Technology Drive
Suite 300
Irvine, CA 92618

> **Re: Shimmick Corporation**
> **Registration Statement on Form S-1**
> **Filed October 5, 2023**
> **File No. 333-274870**

Dear Steven Richards:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Business
Our Projects, page 79

1. We note your response to comment 1 of our letter. We note that you have provided an example of the services provided by one joint venture partner. Please expand your disclosure in this section to disclose all of the services currently being provided by joint venture partners.

2023 Omnibus Incentive Plan, page 105

2. We note that you will enter into the 2023 Omnibus plan. Please file this pursuant to Item 601(b)(10) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-2

3.   Please file your executed Articles of Incorporation. Please see Item 601(b)(3) of Regulation S-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zachary Davis, Esq.